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Exhibit 12.2

CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
RATIO OF EARNINGS TO FIXED CHARGES
TWELVE MONTHS ENDED
(THOUSANDS OF DOLLARS)

	DECEMBER 1997	DECEMBER 1998	DECEMBER 1999	DECEMBER 2000	DECEMBER 2001
Earnings
Net Income	$712,823	$745,140	$711,843	$583,715	$663,061
Income Tax	379,720	414,235	366,081	289,926	427,168

Total Earnings Before Income Tax	1,092,543	1,159,375	1,077,924	873,641	1,090,229
Fixed Charges*	353,689	345,513	340,344	392,347	409,588

Total Earnings Before Income Tax and Fixed Charges	$1,446,232	$1,504,888	$1,418,268	$1,265,988	$1,499,817

* Fixed Charges
Interest on Long-Term Debt	$306,109	$294,894	$291,747	$318,842	$347,260
Amortization of Debt Discount, Premium and Expense	12,049	13,777	13,514	12,584	12,527
Interest on Component of Rentals	18,448	18,442	17,720	17,697	17,478
Other Interest	17,083	18,400	17,363	43,224	32,323

Total Fixed Charges	$353,689	$345,513	$340,344	$392,347	$409,588

Ratio of Earnings to Fixed Charges	4.09	4.36	4.17	3.23	3.66

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CONSOLIDATED EDISON COMPANY OF NEW YORK, INC. RATIO OF EARNINGS TO FIXED CHARGES TWELVE MONTHS ENDED (THOUSANDS OF DOLLARS)